Exhibit 2.1

Purchase and Sale Agreement

This Agreement entered into on this 15th day of February, 2013 by Lake Sunapee Bank, fsb, (“Purchaser”) and Meredith Village Savings Bank (“Seller”).

Whereas, the Seller holds 24,000 shares of the 48,000 shares of the outstanding common stock of Charter Holding Corp. (“Charter”) and wishes to sell its shares to the Purchaser which also owns 24,000 shares; and

Whereas, the Purchaser wishes to purchase 24,000 shares from the Seller.

Now therefore, in consideration for the mutual covenants herein contained and other good and valuable consideration, receipt of which is acknowledged, the parties agree as follows:

1.	Certificates. The parties agree to instruct the Secretary of Charter to arrange for the issue of a certificate to the Purchaser representing its ownership of 48,000 shares of the common stock of Charter. Any certificates previously issued for shares of the common stock are hereby declared cancelled.

2.	Sale of Shares. The Purchaser agrees to purchase 24,000 shares held by the Seller for a total purchase price of $6.2 million for the purchase of all of Seller’s shares. At closing, the purchase price shall be paid in cash or its equivalent, and the Seller shall execute a stock transfer in a form satisfactory to the parties transferring its shares to the Purchaser.

3.	Closing. The closing shall be held at a mutually agreeable time and place on or before March 21, 2013. At the time of closing, the representatives of the Seller serving on the boards of Charter and its affiliated companies will resign their positions.

4.	Dividend. The Board of Directors will declare a cash dividend, payable 21 days following closing to shareholders of record on the day preceding closing, in an amount equal to the net income of Charter for the period January 1, 2013 through the month-end preceding the time of closing plus a pro-rata amount for the closing month based on the previous month’s net income, as reflected on the Company’s interim financial statements presented in a manner consistent with past practices.

5.	Representations and Warranties. The Seller represents and warrants as of this date and as of the closing that it is authorized to sell the shares to the Purchaser as provided in this Agreement and that the shares are and will continue to be free and clear of any liens and encumbrances. The Purchaser represents and warrants that it is authorized to purchase the shares as provided in this Agreement.

6.	The Purchaser agrees that they will cause Charter to indemnify and reimburse and advance expenses of defense to the Seller and its officers and directors, including its president in his capacity as a former director of Charter, to the fullest extent permitted by law, from and against all actions and claims related to or as a consequence any action or failure to act as shareholder, officer, or director of Charter.

7.	Charter will vacate the premises owned by the Seller at a mutually agreed upon date not to exceed 120 days following the closing date. In consideration, the Seller will release Charter from obligations under the current lease. Additionally, the Seller will provide Charter a sum of $12,858 (twelve thousand eight hundred fifty eight dollars and zero cents) for relocation expenses, payable ten days following Charter vacating the premises.

8.	Contingency. The parties agree that the completion of purchase accounting valuations by an independent third party of the Purchaser’s choosing results in valuations within a ten percent tolerance of customer list intangibles of $3.0 million.

9.	Contingency. The parties agree that the closing of this Purchase and Sales agreement is subject to Lake Sunapee Bank obtaining all pertinent regulatory approvals.

10.	Miscellaneous. This Agreement is governed by the laws of the State of New Hampshire and is binding on the successors and assigns of the parties. This Agreement may be amended only by written agreement signed by both parties.

In witness whereof the parties have caused a duly authorized officer to execute this Agreement on the date first set forth above.

Lake Sunapee Bank, fsb		Meredith Village Savings Bank

By:	/s/ Stephen R. Theroux	By:	/s/ Samuel L. Laverack
	Stephen R. Theroux		Samuel L. Laverack
	President and Chief Executive Officer		President and Chief Executive Officer